Research Frontiers Incorporated
                    240 Crossways Park Drive
                  Woodbury, New York 11797-2033
                           516-364-1902



                                       										July 29, 2010

David L. Orlic, Esq.
Staff Attorney
Division of Corporation Finance
Mail Stop 3010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Research Frontiers Incorporated
   	Form 10-K for Fiscal Year Ended December 31, 2009
	   Filed March 11, 2010
	   Form 10-Q for Fiscal Quarter Ended March 31, 2010
	   Filed May 6, 2010
	   File No. 001-09399

Dear Mr. Orlic:

      This letter is being submitted in response to the comments contained in the July 15, 2010 letter from the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to Joseph M. Harary, Chief Executive Officer of Research Frontiers Incorporated (the "Company," "we," "us," or "our"), with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q. For convenience of reference, the Staff's numbered comments are included in italics followed by the Company's response to that comment.

      The Company's responses are as follows:

Part I

Item I. Business

1.	In your future filings, please include disclosure responsive to Item
   101(e)(4) of Regulation S-K.

      Response:

      The Company will include this disclosure in our future filings.

Item IA. Risk Factors

2.	In your future filings, please ensure that each risk factor is set forth under a subcaption that adequately describes the risk. See Item 501(c) of Regulation S-K.

    Response:

      The Company will include the requested subcaptions in our future filings.

Item 10. Directors. Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Corporate Governance

Board Leadership Structure and Risk Oversight, page 7

3.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

    Response:

      The Compensation Committee reviewed and evaluated the Company's executive and non-executive compensation policies and practices, including, specifically, the mix between salary and bonus, cash and equity, short-term and long-term incentives, and the use ofperformance measures and discretion with respect to individual awards. The Compensation Committee also evaluated how the Company's compensation policies and practices could encourage excessive risk taking and how the Company's policies and practices are structured to mitigate any such risks. In this regard, the Compensation Committee considered the following:
(i) while base salary is the primary component of total compensation for most of the Company's employees and such salaries are generally competitive, the Company has attempted to better align the interests of its executive officers and its stockholders by increasingly emphasizing incentive compensation for its executive officers, (ii) the Compensation Committee believes that the Company's incentive plans for senior management, executive officers and its employees include an appropriate mix of short-term and long-term performance incentives and cash and equity compensation, (iii) the Compensation Committee believes that the goals and objectives in the Company's incentive plans are reasonable and do not incentivize employees to take excessive risks, and (iv) the Company has one business unit so that there does not exist the risk that (A) any one business unit of the Company carries a significant portion of the Company's risk profile,
(B) is significantly more profitable than other business units within the Company, or (C) that the compensation structure is inconsistent among business units.

      As a result of this review and evaluation, the Compensation Committee concluded that any risks that may result from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Item II. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Compensation Consultants and Benchmarking. page 15

4.	We note that your compensation committee reviewed the compensation practices of the peer group you have identified on page 15. However, you do not indicate the basis on which the peer group was selected or how you used the peer and industry compensation information. In your response letter and with a view towards disclosure, please identify the data used by your compensation committee, including survey components, the elements of compensation, and how your compensation practices compared to your peer group.  For example, if the compensation committee benchmarked compensation at a certain range or percentile of the opportunity provided by the component companies, the range or percentile should be disclosed. Refer to Item 402(b)(xiv) of Regulation S-K.

      Response:

      Peer group compensation information is one factor that the Compensation Committee considers in assessing the reasonableness of the Company's compensation practices. When setting compensation for 2009, the Compensation Committee, with assistance from Dolmat Connell & Partners, the Company's compensation consultant, compared the compensation of Messrs. Saxe and Harary against the compensation paid by a peer group of publicly-traded companies. The Compensation Committee used the companies in the compensation peer group based on its belief that they are similar to the Company in terms of business type, employee skill sets, revenue, and market capitalization.

      The Compensation Committee reviewed and compared Mr. Saxe's and Mr. Harary's base salary, actual total cash compensation (base salary plus actual bonus), target total cash compensation (base salary plus target bonus), long-term incentive compensation (fair value of stock options, restricted shares, and performance-based long-term incentive plans, annual equity participation (annual shares granted as a percent of shares outstanding) and actual total direct compensation (actual total cash plus long-term incentive compensation) to that of executive officers serving similar roles for members of the compensation peer group. While the Compensation Committee did not benchmark compensation at a certain range or percentile of the compensation paid by the compensation peer group, the Compensation Committee determined that Mr. Saxe's and Mr. Harary's compensation mix was comparable to the compensation mix paid by the compensation peer group after adjusting for experience, education, and responsibilities.

      We will provide similar disclosure in our future filings to the extent applicable.

Performance-based Annual Incentive Compensation, page 16

5.	It appears from your disclosure that the company performance objectives you reference were material to your executive compensation policies and decision-
making processes for fiscal 2009, and in particular, your determination of performance-based annual incentive compensation for your named executive officers. Specifically, we note that Mr. Harary's 2009 compensation was tied to various business and financial goals during the year. In your response letter and with a view towards future filings, please disclose the targeted revenue levels established as a performance goal for Mr. Harary and explain in more detail how "strengthening the company's financial condition" is defined.

      Response:

      The Company's Board of Directors (the "Board") set the aggregate target bonus for Mr. Harary at $150,000 for 2009. The Board allocated $75,000 of the aggregate target bonus to the achievement of goals relating to strengthening the Company's financial condition. The bonus for this category was based on the amount of capital raised by the Company during 2009, with a "threshold amount" of $2 million and a "targeted amount" of $3.75 million. If the Company raised an amount between the threshold and targeted amount, Mr. Harary would be entitled to a bonus of between $40,000 and $75,000, depending upon the total amount raised. If more than $3.75 million was raised, the Board could elect to award a bonus in excess of $75,000. The Company raised $2.85 million in 2009, and, accordingly, Mr. Harary's bonus with respect to the first category was $57,000.

      The Board allocated $37,500 of the aggregate target bonus to the achievement of targeted revenue levels. The bonus for this category was based on the level of the Company's royalty income, with a "threshold amount" of $500,000 and a "targeted amount" of $750,000. If the Company's royalty income was between the threshold and targeted amount, Mr. Harary would be entitled to a bonus of between $25,000 and $37,500, depending upon the total amount of royalty income achieved. If royalty income exceeded the targeted amount, Mr. Harary was entitled to receive an additional bonus based upon the amount of royalty income in excess of the targeted amount. Royalty income for 2009 was $593,662 and, accordingly, Mr. Harary's bonus with respect to the second category was $29,683.

      The Board allocated $37,500 of the aggregate targeted bonus to the achievement of certain qualitative improvements to the Company's light-control technology and the establishment of strategic goals for the entire Company and their efficient implementation and management. The Compensation Committee determined that Mr. Harary's bonus in 2009 with respect to this category should be $32,500, which amount was paid to Mr. Harary in early 2010 after results for the entire calendar year were determined.

      In future filings we will provide, to the extent that it would not involve the disclosure of sensitive and confidential business information and strategies of the Company or its licensees, the requested disclosure regarding performance-based annual incentive compensation for our named executive officers.

6.	With regard to Mr. Harary's bonus, you state that for some categories, payment of the bonus amount allocated to that category was dependent upon the Company's achievement of at least a "threshold" level of performance. Please clarify which categories you refer to that require achievement of a certain threshold level of performance before payment is made. In your response letter, please tell us whether the threshold was met in each applicable instance. If the threshold was not met, tell us whether discretion was exercised in awarding the bonus payment allocated to Mr. Harary.

      Response:

      The Company's response is included in its response to comment 5 above.

Long-Term Equity Compensation, page 17

7.	 Although you provide general information regarding policies relating to your long-term equity compensation, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual award amounts for each named executive officer. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in fiscal 2009.

      Response:

      The Compensation Committee does not employ standard criteria or performance measures from year to year in the granting of equity awards. Rather, the form and amount of equity awards are based on a subjective determination by the Compensation Committee of the effectiveness of each named executive officer and the extent of his contributions to the Company. For 2009, the Company sought to emphasize equity compensation as a means to better align the interests of its named executive officers and stockholders and to promote the retention of its named executive officers. Accordingly, the Company awarded long-term equity awards at levels it believes reflect these goals.

      In future filings we will provide the requested disclosure regarding how the compensation committee determined specific equity awards.

Item 13.Certain Relationships and Related Transactions and Director Independence

8.	You state that you have incorporated by reference the information required by this Item from your definitive proxy statement; however, your definitive proxy statement does not include responsive disclosure. While we understand from your disclosure in Item 7 that you have not engaged in any related party transactions, you must still include disclosure regarding your policies for related party transactions under Item 404(b )(1). Refer to Questions 130.06 of our Compliance and Disclosure Interpretations relating to Regulation S-K available on our website.

      Response:

      Although the Company has not had a related-party transaction requiring disclosure in its history as a public company, the Company's policy is to follow the procedures established under Delaware corporate law for approval of related-party transactions.

       In future filings we will provide the requested disclosure regarding the Company's policies for related party transactions under Item 404(b)(1).

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

9.	In Note 7(b)(i) to your financial statements, you refer to your 2008 Equity
Incentive Plan, but you do not appear to have filed this plan as an exhibit to your Form 10-K. Please advise. Refer to Item 601(b)(10)(iii) of Regulation S-K.

      Response:

      The Company's 2008 Equity Incentive Plan was attached as an exhibit to the Company's April 30, 2008 Proxy Statement and was also incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-159094) filed with the Commission on May 8, 2009. This document was inadvertently omitted from the list of exhibits in our most recent Form 10-K and this will be corrected in future filings.

Exhibit 31.1 and 31.2

10.	 As noted in our prior letter to you dated May 22, 2009, the language of the certifications required by Rule 13a-14(a) may not be altered in any manner from the form appearing in Item 60 I (b )(31 )(i) of Regulation S-K. In this regard, we note that you have included the titles of your certifying officers in the introductory paragraph of your certifications. Please confirm that in future filings you will not alter the form of the certifications in any manner from that appearing in Item 601 (b)(3 I)(i). This comment also applies to your Form
10-Q.

      Response:

      This will be corrected in future filings.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Item 4. Controls and Procedures

11.	 You state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective in timely alerting them to material information relating to the company. As noted in our prior letter to you dated May 22, 2009, these effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e). In your response letter, please confirm, if true, that your officers evaluated and concluded that as of March 31, 2010, your disclosure controls and procedures are designed, and are effective, to ensure that information required to be disclosed by your company in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusions, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

      Response:

      The Company confirms that its officers evaluated and concluded that as of March 31, 2010, our disclosure controls and procedures are designed, and are effective, to ensure that information required to be disclosed by our company in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission' s rules and forms, and are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

      In future filings, to the extent we include a definition of disclosure controls and procedures in our effectiveness conclusions, we will include the entire definition as set forth in Exchange Act Rule 13a-15(e).

      The Company's management acknowledges the following:

-the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
-Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      For further information or clarification with respect to the Company's responses to the Staff's comments, please feel free to contact me at
(516) 364-1902 ext. 220.

                               Sincerely,

                            /s/Joseph M. Harary

                               Joseph M. Harary
                               President and Chief Executive Officer


cc:	Stephani Bouvet-SEC Division of Corporate Finance
    (tel: 202-551-3545 fax: 202-772-9210)
    Robert J. Hasday, Esq.-Duane Morris LLP